SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)

         1.       Name and business address of person filing statement.

                  Richard W. Moore
                  817 W. Peachtree Street
                  10th Floor
                  Atlanta, GA  30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  Not applicable.

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  AGL Resources Inc. and its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  AGL Services Company

                  Director-Governmental Affairs/Economic Development

                  Responsible for coordinating the development and implementation of the Company's federal and state legislative agenda, including consulting with contract lobbyists, governmental officials and staff. Serves as a liaison between the Company and the Georgia General Assembly, the Georgia Congressional delegation, the Georgia Public Service Commission and various governmental bodies. Monitors legislation, formulates recommendations and communicates with staff, management, and public officials on issues that impact the natural gas industry. Responsible for matters pertaining to economic development and coordination of interest in this area with other departments within the Company.


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         5.

         (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  See Exhibit A, submitted under a request for confidential treatment.

         (b) Basis for compensation if other than salary.

                  Certain employees participate in AGL Resources' performance-based incentive compensation plan. The plan is described in more detail in AGL Resources' Annual Report on Form 10-K.

         6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client:

                  To be answered only in supplementary statement.

         (b)  Itemized list of all other expenses:

                  Not applicable.

Date:  December 30, 2002     By: /s/ Richard W. Moore
                             Richard W. Moore
                             Director-Governmental Affairs/Economic Development



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                                  Exhibit Index

A       Compensation to be Received (submitted under a request for confidential treatment).